FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For June 29, 2009

PETAQUILLA MINERALS LTD. (File #000-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated June 29, 2009; and

2.

Material Change Report dated June 29, 2009 (re: June 29, 2009, news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.
(Registrant)

Date: June 29, 2009	By:	“Richard Fifer”
(Name)

	Its:	President and Chief Executive Officer
(Title)

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla signs Memorandum of Understanding

for 25 MW Hydroelectric Plant in Panama

Vancouver, BC – June 29, 2009:  Petaquilla Minerals Ltd. (“PTQ”) is pleased to announce that its wholly-owned subsidiary Panama Central Electrica, S.A. (“PCE”) has entered into a Memorandum of Understanding (“MOU”) with Generadora Hidroelectrica Santa María, S.A. (¨Santa Maria¨) for the development of a 25MW hydroelectric plant (the ¨Hydro Project¨) in the Province of Veraguas, Panama.  The MOU establishes the general framework within which the partners PCE and Santa Maria will work to advance the Hydro Project to the stage of a bankable feasibility study.  The partners will also work on updating the 1998 Environmental Impact Study which was previously approved by the Panamanian regulatory agencies by way of resolution no. IA-012-99 in November of 1998.  Upon obtaining a positive bankable feasibility study, the partners intend to commence construction in the fourth quarter of 2010 and ownership of the Hydro Project will be based on capital contribution.  The partners will work in good faith to establish definitive terms for the venture as quickly as practicable.  In addition, the MOU also contemplates the subsequent development of additional hydro power projects in the central provinces of Panama with cumulative potential of up to 100MW.

PTQ owns all the issued shares of PCE through its subsidiary Petaquilla Infrastructure Ltd. (“PQI”).  As previously announced on May 21, 2009, subject to all requisite shareholder and regulatory approvals, PTQ continues to advance towards completing the spin-out of PQI by the third quarter of 2009.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is an emerging gold producer that recently commissioned the operation at its 100% owned Molejon Gold Project.  Full commercial production is expected to occur in the second half of 2009.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)

410 - 475 West Georgia Street

Vancouver, British Columbia

V6B 4M9

Item 2.

Date of Material Change

June 29, 2009

Item 3.

News Release

The Company’s news release dated June 29, 2009, was disseminated by Marketwire, Incorporated on June 29, 2009.

Item 4.

Summary of Material Change

The Company announced that its wholly-owned subsidiary Panama Central Electrica, S.A. has entered into a Memorandum of Understanding with Generadora Hidroelectrica Santa María, S.A. for the development of a 25MW hydroelectric plant in the Province of Veraguas, Panama.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument  5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated June 29, 2009

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer”

Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.
Contact person:	Richard Fifer
Contact Telephone number:	604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla signs Memorandum of Understanding

for 25 MW Hydroelectric Plant in Panama

Vancouver, BC – June 29, 2009:  Petaquilla Minerals Ltd. (“PTQ”) is pleased to announce that its wholly-owned subsidiary Panama Central Electrica, S.A. (“PCE”) has entered into a Memorandum of Understanding (“MOU”) with Generadora Hidroelectrica Santa María, S.A. (¨Santa Maria¨) for the development of a 25MW hydroelectric plant (the ¨Hydro Project¨) in the Province of Veraguas, Panama.  The MOU establishes the general framework within which the partners PCE and Santa Maria will work to advance the Hydro Project to the stage of a bankable feasibility study.  The partners will also work on updating the 1998 Environmental Impact Study which was previously approved by the Panamanian regulatory agencies by way of resolution no. IA-012-99 in November of 1998.  Upon obtaining a positive bankable feasibility study, the partners intend to commence construction in the fourth quarter of 2010 and ownership of the Hydro Project will be based on capital contribution.  The partners will work in good faith to establish definitive terms for the venture as quickly as practicable.  In addition, the MOU also contemplates the subsequent development of additional hydro power projects in the central provinces of Panama with cumulative potential of up to 100MW.

PTQ owns all the issued shares of PCE through its subsidiary Petaquilla Infrastructure Ltd. (“PQI”).  As previously announced on May 21, 2009, subject to all requisite shareholder and regulatory approvals, PTQ continues to advance towards completing the spin-out of PQI by the third quarter of 2009.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is an emerging gold producer that recently commissioned the operation at its 100% owned Molejon Gold Project.  Full commercial production is expected to occur in the second half of 2009.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.